FREESEAS INC.

10, EL. VENIZELOU (PANEPISTIMIOU) STREET

106 71 – ATHENS, GREECE

June 27, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	FreeSeas Inc.
Request to Withdraw Registration Statement on Form F-1
Registration No. 333-181467

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, FreeSeas Inc., a corporation formed under the laws of the Republic of the Marshall Islands (the “Company”), hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form F-1 (Registration No. 333-181467) together with all exhibits (the “Registration Statement”). The Company is requesting such withdrawal in order to fully comply with a comment from the Commission’s staff regarding the offering described in the Registration Statement. The Registration Statement was not declared effective by the Commission and no securities were sold or will be sold under the Registration Statement.

Accordingly, we hereby request that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible. Should you have any questions or require any further information, please contact Nina S. Gordon, Esq. at the Company’s counsel, Broad and Cassel, at (561) 218-8856. Thank you for your assistance with this application for withdrawal.

Sincerely, FreeSeas Inc.

By:	/s/ Alexandros Mylonas
Name:	Alexandros Mylonas
Title:	Chief Financial Officer